Exhibit 99.1

AMARIN PROCEEDING TO PHASE 3 WITH AMR101 FOR
HYPERTRIGLYCERIDEMIA

FDA Meeting to Discuss Development Plan Completed Successfully

DUBLIN, Ireland, July 22, 2008 – Amarin Corporation plc (NASDAQ: AMRN) today announced that the Company recently met with officials at the U.S. Food and Drug Administration (FDA) to discuss the Company’s plans to develop AMR101 for the treatment of hypertriglyceridemia. Following these discussions, the Company is proceeding to Phase 3 with AMR101 in hypertriglyceridemia.

Dr. Declan Doogan, Head of Research and Development of Amarin, commented “The meeting with the FDA was very successful as it gives us a clear path forward for the program. We are particularly pleased that we can proceed to Phase 3”.

Thomas Lynch, Chairman and Chief Executive Officer of Amarin, added “Over the past year we have assembled a highly experienced team of cardiovascular experts to develop AMR101 for this significant indication. Our initial objective of designing the Phase 3 program and obtaining FDA feedback has been achieved. Having completed our recent financing, we now look forward to conducting the Phase 3 program”.

AMR101 is an ultra-pure ethyl ester of eicosapentaenoic acid (Ethyl-EPA). Amarin has collected a substantial body of data on AMR101 to date. Amarin has previously investigated AMR101 in central nervous system (CNS) disorders in several double-blind, placebo controlled studies, including Phase 3 trials in Huntington’s disease.  Over 900 patients have received AMR101 in these studies, with over 100 receiving continuous treatment for a year or more.  In all studies performed to date, AMR101 has shown a very good safety profile.

Hypertriglyceridemia refers to a condition in which patients have high blood levels of triglycerides and is associated with increased levels of heart disease. It is one component of a range of lipid disorders collectively referred to as dyslipidemia. The overall dyslipidemia population in the U.S. is believed to be in excess of 100 million, with over 10 million of those diagnosed with hypertriglyceridemia.

Numerous studies have demonstrated the safety, tolerability and efficacy of Ethyl-EPA in lowering plasma triglycerides in patients with high triglyceride levels of varying degrees of severity. In Japan, an Ethyl-EPA prescription product has been approved for the treatment of high triglycerides and has been on the market for seventeen years. Data from Amarin’s Huntington’s disease trials indicate that AMR101 lowers triglycerides in patients with elevated baseline levels.

About Amarin
Amarin is a biopharmaceutical company focused on improving the lives of patients suffering from cardiovascular and central nervous system (CNS) diseases. Amarin’s cardiovascular programs, including AMR101 for hypertriglyceridemia, capitalize on the known therapeutic benefits of essential fatty acids in cardiovascular disease. Amarin’s CNS development pipeline includes programs in myasthenia gravis, Huntington’s disease, Parkinson’s disease, epilepsy and memory. Amarin is listed in the U.S. on the NASDAQ Capital Market (“AMRN”).

Contacts:
Amarin +353 (0)1 669 9020
Thomas Lynch, Chairman and Chief Executive Officer
Alan Cooke, President and Chief Operating Officer
Darren Cunningham, EVP Strategic Development and Investor Relations
investor.relations@amarincorp.com

Disclosure Notice
The information contained in this document is as of July 22, 2008. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating and debt service requirements; the success of Amarin's research and development activities; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; risks relating to the Company’s ability to maintain its Nasdaq listing; general changes in International Financial Reporting Standards; and growth in costs and expenses. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on May 19, 2008.

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